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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	YogaWorks, Inc.
Comment Letter on June 14, 2017 to S-1 Registration Statement
CIK No. 0001703497

Ladies and Gentlemen:

On behalf of our client, YogaWorks, Inc. (the “Company” or “YogaWorks”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), our responses to the comment letter received on June 23, 2017 from the staff of the Commission (the “Staff”) regarding our Registration Statement on Form S-1 first filed on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on April 18, 2017 and publicly submitted on June 23, 2017 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Summary Consolidated Financial Data, pages 14 – 18

Selected Consolidated Financial and Other Data, pages 49 – 53

1.    We note your response to prior comment no. 3. Please revise your proposed disclosure to clarify the limitations of the usefulness of the non-GAAP measure, Studio-Level EBITDA (e.g. the measure is not an overall profitability measure of the company), and explain, in greater detail, the nature of these excluded regional and corporate general

June 28, 2017

and administrative expenses. Also, while the excluded regional and corporate general and administrative expenses may not be necessary to operate the Company’s studios, you should emphasize that the excluded expenses are essential to support the operation and development of your studios.

Response:    In response to the Staff’s comment, the Company confirms it will revise its proposed disclosure in its next filing of the Registration Statement (“Amendment No. 1”) to clarify the limitations of the usefulness of the non-GAAP measure, explain in greater detail the nature of the excluded regional and corporate general and administrative expenses, and also emphasize that excluded expenses are essential to support the operation and development of our studios.

The first paragraph of footnote (g) under the “Summary Consolidated Financial Data” and “Selected Consolidated Financial and Other Data” sections of Amendment No. 1 will be replaced in its entirety with the following text (emphasized text in italics):

“Represents general and administrative expenses that are corporate and regional expenses and not incurred by our studios, and which is primarily comprised of expenses related to (i) wages and benefits of corporate and regional employees, (ii) non-studio rent, utilities and maintenance, (iii) corporate and regional marketing and advertising and (iv) corporate professional fees. Other general and administrative expenses excludes any general and administrative expenses related to deferred rent, stock based compensation, acquisition professional expenses, executive recruiting, severance, the Great Hill Partners expense reimbursement fees or any other general and administrative expenses that are included in the reconciliation of net loss to Adjusted EBITDA.”

An additional bullet point will be added to the second paragraph of footnote (g) under the “Summary Consolidated Financial Data” and “Selected Consolidated Financial and Other Data” sections of Amendment No. 1 with the following text:

“Studio-Level EBITDA is not a measure of our overall profitability but a supplemental measure of the operating performance of our studios. While Studio-Level EBITDA excludes regional and corporate general and administrative expenses that are not necessary to operate our studios, these excluded expenses are essential to support the operation and development of our studios.”

June 28, 2017

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Markets, page F-8

2.	We note your response to comment 4 and your statement that your chief operating decision maker (“CODM”) makes decisions at the company-wide level. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segment(s), please provide us with the following information:

•	your current organization chart which identifies the positions, roles, or functions that report directly to your CODM and senior management team;

Response:    In response to the Staff’s comment, the Company is hereby supplementally providing to the Staff the information requested pursuant to this comment.

•	the identification of your segment manager(s) and their respective roles;

Response:    The CODM, who is the Chief Executive Officer, is the segment manager of the Company and responsible for managing the operating activities, financial results, forecasts and strategic plans for the Company as a whole.

The Company also has regional managers and studio managers, but none of these managers report directly to the CODM.

•	how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attend those meetings;

Response:    The CODM meets regularly with the Company’s executive management team, who are the Company’s Chief Financial Officer, Chief Customer Officer, and General Counsel. She also regularly meets with the Company’s Human Resources manager, Director of Web/Mobile and Director of Teacher Training on matters relating to her management of the Company. These managers all work in the same office and the CODM internets with them on a daily or weekly basis.

The CODM receives and reviews the Company’s monthly internal financial reports (examples of which were supplementally provided to the Staff in the Company’s response letter to the Commission on June 14, 2017 (the “Second Response Letter”)) to prepare for meetings with other members of management. The financial information regularly discussed in these meetings relate to how the overall business is performing and any trends worth noting in particular regions or service products.

June 28, 2017

•	how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

Response:    The Company’s senior management prepares an annual budget forecast each year done on a company-wide basis. The CODM meets with the Company’s Chief Financial Officer, Chief Customer Officer and General Counsel to discuss and determine the major short-term and mid-term strategic goals for the Company in the upcoming year. The major strategic goals are shared with the Company’s regional, studio and department managers (collectively, the “Department Managers”). The Department Managers provide input and feedback on the major strategic goals and also provide input on modifications to be incorporated into the Company’s budget (to the extent of the department’s relevance to the budget). Based on feedback from the Department Managers and the Company’s senior management other than the CODM, the Company’s finance department prepares an initial draft of the budget that is presented to the Company’s senior management team. The CODM, along with other members of the management team, reviews the draft budget on a company-wide basis and provides feedback on any modifications. The CODM provides final approval of the company-wide budget before presentation to the Company’s board of directors. The budget along with the Company’s consolidated strategic plan are presented to the Company’s board of directors for final approval or any additional feedback.

•	the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

Response:    When comparing actual financial results to budget, the CODM reviews the financial results of the Company on a consolidated basis against the Company’s budget. The Company is hereby supplementally providing to the Staff an example of the budget variance reports provided to the CODM. The CODM discusses and reviews budget-to-actual variances with the Company’s Chief Customer Officer and the Company’s Chief Financial Officer.

•	the basis for determining the compensation of the individuals that report to the CODM.

Response:    The compensation for individuals that report to the CODM is based on a combination of individual performance goals and the performance of the Company on a consolidated basis, and is not based on the performance of regional markets or the performance of individual studios. The Company performance metrics used to determine compensation for these individuals are net revenue and adjusted EBITDA, each on a consolidated basis.

3.    We note from your response to our prior comment 16 in your response letter dated May 30, 2017 that the CODM also receives “multiple ad-hoc reports at the regional market level” and that these ad-hoc regional market reports “exclude information needed to assess the performance of the regions, like overhead costs and other general and administrative expenses that would normally be incurred by an operating segment.” Please tell us whether

June 28, 2017

the CODM receives these regional ad-hoc reports in addition to the internal financial reports you enclosed in your response letter dated June 14, 2017. Moreover, please clarify and confirm whether the internal financial reports you enclosed in your response letter dated June 14, 2017 are the principal discrete financial information regularly reviewed by CODM to assess the company’s performance and allocate resources.

Response:    The Company confirms that the CODM receives ad-hoc regional market reports in addition to the internal financial reports enclosed in the Second Response Letter. The Company is hereby supplementally providing to the Staff an example of the ad-hoc regional market reports to the CODM for the Staff’s reference. The Company would like to emphasize that such ad-hoc regional market reports are not regularly reviewed by the CODM, but rather is provided as supplemental appendices information to the monthly internal financial reports provided to the CODM. The CODM does not regularly review these reports to assess the Company’s performance and allocate resources.

The Company confirms that the internal financial reports enclosed in the Second Response Letter are the principal discrete financial information regularly reviewed by CODM to assess the Company’s performance and allocate resources.

4.    In regard to performance assessment and asset allocation, please clarify the process through which your CODM makes day to day operating decisions at the company-wide level. For instance, describe what profitability measures he reviews and how he decides to allocate resources.

Response:    The CODM regularly reviews the internal financial reports prepared on a monthly basis (examples of which were supplementally provided to the Staff with the Second Response Letter) and compares the results in such reports against the Company’s budgeted performance on a consolidated basis. The measures that the CODM regularly reviews are net revenue and adjusted EBITDA. Based on comparisons of actual results versus budgeted results on a consolidated basis, the CODM will discuss potential operating decisions with her direct reports and how best to allocate the Company’s resources. For example, the CODM would discuss and make decisions on whether to increase the Company’s marketing expenditures or expand purchasing for the Company’s retail operations, or the number of studios the Company is planning to open or acquire within a certain time period. The CODM’s management team, and her other direct or indirect reports, are responsible for implementing and overseeing the CODM’s decisions on a corporate, regional and/or studio-level basis.

5.    We also note that the company’s regional managers report to the company’s chief customer officer who is “primarily responsible for assessing the performance of regions, and for making resource allocation decisions for regions.” In light of the chief customer officers primary role in the company’s operational decisions in assessing performance and allocating resources, please tell us why you do not consider him to be a part of the CODM function. Refer to FASB ASC 280-10-50-5 through 50-9. Please be sufficiently detailed in your response.

June 28, 2017

Response:    The Chief Customer Offer is focused on one particular aspect of the Company’s business, the performance of the Company’s studios across regions. However, she is not primarily responsible for assessing performance and making resource allocation decisions for other important aspects of the Company’s business, such as management of the Company’s employees, the Company’s teacher training operations and the Company’s web and mobile operations. Furthermore, the Company would like to clarify that while the Chief Customer Officer is responsible for monitoring the performance of the Company’s regions, she makes decision recommendations, but does not have final authority to make resource allocation decisions for or among the regions. The Chief Customer Officer is part of the input that the Chief Executive Officer considers in making operational decisions for the Company, along with the Chief Financial Officer and General Counsel, but the Chief Customer Officer does not have a primary role in making such decisions. Accordingly, the Company does not consider her to be a part of the CODM.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

CC:	Rosanna McCollough, YogaWorks, Inc.

Vance Chang, YogaWorks, Inc.

Kurt Donnell, YogaWorks, Inc.

Christopher C. Paci, DLA Piper LLP (US)

Ann Lawrence, DLA Piper LLP (US)